04015086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH DC SECTION 153

SEC FILE NUMBER
8-39334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew N. Gosling (212) 429-2187
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Gosling, ~~swear (or affirm)~~ affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein LLC, as of December 31, 20 03, are true and correct. I further ~~swear (or affirm)~~ affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

Signature

DIRECTOR

Title

CARRIE ELIZABETH GUILLORY
Notary Public, State of New York
No. 02GU6066790
Qualified in New York County
Commission Expires 11-26-05

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations
- [x] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Supplementary report of independent accountants on internal control of SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DRESDNER KLEINWORT WASSERSTEIN, LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Managers and Members
Dresdner Kleinwort Wasserstein, LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Wasserstein, LLC (the Company, a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2004

DRESDNER KLEINWORT WASSERSTEIN, LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2003

(Dollars in thousands)

Assets		
Cash	$	168,346
Accounts receivable		7,686
Premises and equipment, net		3,095
Due from affiliates		36,204
Other assets		22,911
Total assets	$	238,242
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	2,267
Accrued compensation		77,103
Unoccupied space provision		9,293
Due to affiliates		15,889
Other liabilities		1,436
Total liabilities		105,988
Members' equity		132,254
Total liabilities and members' equity	$	238,242

See accompanying notes to statement of financial condition.

DRESDNER KLEINWORT WASSERSTEIN, LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Notes to Statement of Financial Condition

December 31, 2003

(Dollars in thousands)

(1) Organization

Dresdner Kleinwort Wasserstein, LLC (the Company) is a wholly owned subsidiary of Dresdner Bank AG (the Parent). The Company provides investment banking and strategic advisory services to a select client base. The Company is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Parent is a wholly owned subsidiary of Allianz AG (the Ultimate Parent).

Further to an internal corporate reorganization, the Company was formed on June 16, 2003. On June 23, 2003, the Company assumed the entire assets and liabilities of Dresdner Kleinwort Wasserstein, Inc. (the predecessor) via a merger agreement. The combination of the two companies did not give rise to any change in business strategy, nor did the merger have any impact on the net assets of the predecessor company.

(2) Significant Accounting Policies

(a) Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is provided on a straight line basis over the assets' estimated useful lives of five years. Amortization of leasehold improvements is provided on a straight line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2003. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2003 is as follows:

Leasehold improvements	$	9,199
Furniture and equipment		7,991
Total		17,190
Less accumulated depreciation and amortization		(14,095)
Net book value	$	3,095

(Dollars in thousands)

(4) Commitments and Contingencies

The Company leases office space under agreements which expire in 2010. The future minimum annual rentals under noncancelable leases are due as follows:

Year ending December 31:		
2004	$	2,988
2005		3,020
2006		3,012
2007		3,091
2008		3,174
2009 and thereafter		5,315
Total minimum lease payments	$	20,600

In the normal course of business, the Company, from time to time, may be a defendant in litigation relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company does not expect to suffer any material loss in connection with its contracts.

(5) Net Capital Requirement

As a registered broker dealer, the Company is subject to Rule 15c3 1 of the Securities Exchange Act of 1934 which requires that the Company maintain net capital equal to the greater of $5 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $71,387 which exceeded the requirement of $7,066 by $64,321. The Company's ratio of aggregate indebtedness to net capital was approximately 1.48 to 1.

(6) Unoccupied Space Provision

Under the terms of Statement of Financial Accounting Standards (SFAS) No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, the Company is required to provide for the present value of future costs in respect of leases it holds in properties that may have been vacated as a result of exit or disposal activities.

(Continued)

(7) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

KPMG LLP
345 Park Avenue
New York, NY 10154

Supplementary Independent Auditors' Report on
Internal Control Pursuant to SEC Rule 17a 5

The Board of Managers and Members
Dresdner Kleinwort Wasserstein, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Dresdner Kleinwort Wasserstein, LLC (the Company, a wholly owned subsidiary of Dresdner Bank AG) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2004